UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 191st MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2021.

1.   DATE, TIME AND PLACE: February 12, 2021, at 09:00 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 17, paragraph 1 of the Internal Regulations of the Fiscal Board (“Internal Regulation”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, in view of the presence of all members of the Company's Fiscal Board (“Fiscal Board”), who subscribe these minutes, as provided in article 13, paragraph 2 of the Company's Bylaws. Also, attended the Meeting the Director of Corporate and Corporate Affairs, Ms. Carolina Simões Cardoso, was present as Secretary of the Meeting.

3.   AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON CAPITAL: The proposal of distribution of Interest on Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

“Proposal of deliberation of IOC based on the balance sheet of January 31, 2021, in the gross amount of R$150,000,000.00, which is equivalent to R$127,500,000.00 net of income tax. The interest per share equals R$0.08889560697 per common share (R$0.07556126592 net of income tax).

The IOC will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of February 26, 2021. After this date, the shares will be considered as “ex-Interest on Capital”.

The Interest on Capital will be charged to the mandatory minimum dividend for the fiscal year of 2021, “ad referendum” of the General Shareholders’ Meeting to be held in 2022 and the payment of these proceeds will be carried out until July 31, 2022, in a date to be defined by the Company’s Board.”

The Fiscal Board members unanimously issued a favorable opinion to the proposal, since considered such proposal in accordance to the applicable legislation.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

4.	CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up. São Paulo, February 12, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Board Member	Fiscal Board Member

Charles Edwards Allen	Carolina Simões Cardoso
Fiscal Board Member	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director